EXHIBIT A TO FORM 4 - STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                      FOR
                         CARLINGFORD INVESTMENTS LTD.



        On January 24, 2005, the Board of Directors of Transax International Limited, a Colorado corporation (the "Company"), pursuant to unanimous written consent, authorized and approved the execution of a settlement agreement and the issuance of an aggregate of 1,686,908 shares of its restricted Common Stock, to be effective as of December 31, 2004, as follows:

       The Company and Carlingford Investments Limited ("Carlingford") entered into a settlement agreement dated January 24, 2005, to be effective as of December 31, 2004 (the "Carlingford Settlement Agreement") regarding the settlement of an aggregate amount of $253,036.20 due and owing to Carlingford by the Company relating to cash advances in the principal amount of $245,000.00 made by Carlingford and accrued interest thereon in the amount of $8,036.20
(the "Debt"). Pursuant to the terms and provisions of the Carlingford Settlement Agreement: (i) the Company agreed to settle the Debt by issuing to Carlingford and/or its designates an aggregate of 1,686,908 shares of its restricted Common Stock at the rate of $0.15 per share (which amount is based upon the average of the open and close price of $0.15 of the Company's shares of Common Stock traded on the OTC Bulletin Board between December 21, 2004 and December 31, 2004); and (ii) Carlingford agreed to convert the Debt and accept the issuance of an aggregate of 1,686,908 shares of restricted Common Stock of the Company as full and complete satisfaction of the Debt.

       Simultaneously, Carlingford and Richard AH. Siagian, Antonius LM. Pakpahan, Thomas Harmusial, Silsastri Yani and Adhe D. Silviani (collectively, the "Carlingford Creditors") entered into an agreement for acquisition of securities and investor representation letter dated January 24, 2005, to be effective as of December 31, 2004, respectively (collectively, the "Carlingford/Creditor Agreement"). Pursuant to the terms and provisions of each of the Carlingford/Creditor Agreements: (i) Carlingford agreed to proportionately transfer to the Carlingford Creditors an aggregate of 1,686,908 shares of the restricted Common Stock in consideration for debts due and owing by Carlingford to the Carlingford Creditors; and (ii) the Carlingford Creditors agreed to accept the transfer of a proportionate amount of the aggregate 1,686,908 shares of restricted Common Stock as settlement of their respective debt.

       In accordance with a letter of instruction from Carlingford and the terms and provisions of the Carlingford Settlement Agreement, the Company issued an aggregate of 1,686,908 shares of its restricted Common Stock to the Carlingford Creditors in proportion to their respective debt pursuant to the transactional exemption under Section 4(2) and Regulation S of the Securities Act of 1933, as amended (the "Securities Act").